

July 31, 2020

Jim Frankola
Chief Financial Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

> **Re: Cloudera, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2020**
> **Filed March 27, 2020**
> **File No. 001-38069**

Dear Mr. Frankola:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1. You indicate that the success of your business depends, in part, on your ability to sell renewals of subscriptions and expand the deployment of your platform to existing customers. Tell us, and revise to disclose, the renewal rate of your subscriptions or explain what other measure management uses to monitor customer retention. Further, tell us what measure(s) management uses to monitor the expansion of your platform to existing customers, or the "land and expand" strategy as explained here, and revise to disclose and discuss these measures for each period presented. Refer to Section III.B.1 of SEC Release 33-8350.

Consolidated Statement of Operations, page 67

2. Tell us how you considered presenting product revenue earned from the sale of software licenses as a separate line item on the Consolidated Statement of Operations. Refer to Rule 5-03(b)(1)(a) of Regulation S-X.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

3. Please describe for us the nature of your open source and proprietary software as well as the support services that are included in your subscription arrangements, and clarify whether this software is the functional intellectual property you refer to in your disclosures. Also tell us, and revise to disclose, each of the performance obligations included in these arrangements and how the respective revenue for each is recognized. In this regard, you state that your subscription is viewed as a stand-ready performance obligation and is satisfied over time; however, it appears a subscription may include functional intellectual property that is recognized at a point in time.

4. In your Form 10-K for the year ended January 31, 2019, you state that a vast majority of subscription revenue is allocated to a stand ready obligation to provide support; therefore, it appears, a small amount of the transaction price in your subscription arrangements is allocated to the software licenses. Please further explain this allocation and specifically address why only a small amount is allocated to the software licenses while the vast majority of the value is allocated to support services in these arrangements.

Note 11. Income Taxes, page 98

5. We note the line item "Change in U.S. tax status of foreign entities" in your tax rate reconciliation table. Please tell us and revise to describe the nature of this significant reconciling item. Refer to ASC 740-10-50-12. Further, to the extent your current effective tax rate is not indicative of future results, tell us and revise to include a discussion in MD&A of the impact such shift may have on your future results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.B. of SEC Release 33-8350.

Item 9A. Controls and Procedures, page 103

6. Please amend to specifically state whether or not management concluded that internal control over financial reporting is effective as of January 31, 2020. Refer to guidance in Item 308(a)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology